U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                         Commission File Number 0-23900

(Check One):
[X] Form 10-K and Form 10-KSB [ ] Form 11-K
[ ] Form 20-F [ ] Form 10-Q and Form  10-QSB [ ] Form N-SAR

                       For Period Ended: December 31, 1996
                                        -------------------

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition  Report on Form 11-K
[ ] Transition  Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

         For the Transition Period Ended:
                                         ------------------

     Read Attached  Instruction  Sheet Before  Preparing  Form.  Please Print or
     Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION
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Full Name of Registrant                IDM Environmental Corp.
                                    --------------------------------------------

Former Name if Applicable
                                    --------------------------------------------
Address of Principal Executive
 Offices (Street and Number)           396 Whitehead Avenue
                                    --------------------------------------------

City, State and Zip Code               South River, New Jersey 08882
                                    ------------------------------------------
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                                     PART II
                             RULE 12b-25(b) AND (c)
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     If the subject  report could not be filed  without  unreasonable  effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/X/ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE
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     State below in reasonable detail the reasons why Forms 10-K, 10-KSB,  11-K.
20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant's auditors have not completed the audit of the registrant's financial for the year ended December 31, 1996. Accordingly, the registrant is unable to file its Form 10-K for the year ended December 31, 1996 by the prescribed due date.

     See attached letter from auditors.

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                                     PART IV
                                OTHER INFORMATION
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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

         Michael B. Killeen              908                       390-9550
     ---------------------------     ------------            -------------------
              (Name)                  (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes [ ] No
     ---------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See attached
--------------------------------------------------------------------------------

                             IDM ENVIRONMENTAL CORP.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date       March 31, 1997         By  /s. Michael B. Killeen
    ----------------------          --------------------------------------------
                                     Michael B. Killeen, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                            ATTACHMENT TO FORM 12b-25
               RE: FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1996

                             IDM ENVIRONMENTAL CORP.

Part IV - Other Information

(3) The results of operations for the year ended December 31, 1996 are expected to vary substantially from the results reported by the Registrant for the same period in 1995 as a result of project deferrals during the third and fourth quarters of 1996 and the fourth quarter write down of certain inventory items and receivables. The Registant expects to report a loss for the period of approximately $9.15 million as compared to a loss of $3.87 million during 1995.

[LETTERHEAD - SAMUEL KLEIN & CO]



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  IDM Environmental Corp.

Dear Sirs:

The undersigned firm has been engaged to audit the financial statements of IDM Environmental Corp. for the year ended December 31, 1996 in connection with the preparation of such company's Form 10-K. As a result of delays in the commencment of our audit and in the receipt of information relating to certain foreign subsidiaries, we have been unable to provide the required opinion for inclusion in such report on or before the due date of such report.


/s/ SAMUEL KLEIN & CO.
---------------------------
SAMUEL KLEIN & CO.


March 31, 1997